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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                          PERMA-TUNE ELECTRONICS, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


             TEXAS                                 75-2510791
  (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NO.)
   INCORPORATION OR ORGANIZATION)


111 SOUTH BIRMINGHAM STREET, WYLIE, TEXAS            75098
 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)          (ZIP CODE)

ISSUER'S TELEPHONE NUMBER: (972) 442-6774

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

TITLE OF EACH CLASS TO BE REGISTERED:                     NONE

NAME OF EACH EXCHANGE ON WHICH EACH CLASS
IS TO BE REGISTERED:                                      NONE

SECURITIES TO BE REGISTERED PURSUANT
TO SECTION 12(g) OF THE ACT:                    COMMON STOCK, NO PAR VALUE

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                                   FORM 10-SB
                                TABLE OF CONTENTS
                                  ALTERNATIVE 3


                     PART I

ITEM 1.         DESCRIPTION OF BUSINESS

ITEM 2.         MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

ITEM 3.         DESCRIPTION OF PROPERTY

ITEM 4.         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

ITEM 5.         DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

ITEM 6.         EXECUTIVE COMPENSATION

ITEM 7.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.         DESCRIPTION OF SECURITIES



                     PART II

ITEM 1.         MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

ITEM 2.         LEGAL PROCEEDINGS

ITEM 3.         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ITEM 4.         RECENT SALES OF UNREGISTERED SECURITIES

ITEM 5.         INDEMNIFICATION OF DIRECTORS AND OFFICERS


                     PART F/S

ITEM 1.         FINANCIAL STATEMENTS


                                       2

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                     PART III

ITEM 1.         INDEX TO EXHIBITS

ITEM 2.         DESCRIPTION OF EXHIBITS


SIGNATURES

                                     PART I


ITEM 1. DESCRIPTION OF BUSINESS

FORWARD-LOOKING STATEMENTS

Certain statements made in this Registration Statement are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Perma-Tune Electronics, Inc., a Texas corporation (the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements made in this Registration Statement are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based in part, on assumptions involving the growth and expansion of its business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that its assumptions underlying the forward- looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements made in this Registration Statement will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements made in this Registration Statement, inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

In addition, this Registration Statement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect", "anticipate", "intend", "plan", "believe", "estimate", "consider", or similar expressions are used.

In summary, forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. In addition, the Company does not have any intention or obligation to update forward-looking statements after the effectiveness of this Registration Statement, even if new information, future events or other circumstances have made them incorrect or misleading. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in
Section 21E of the Exchange Act.

BUSINESS OF ISSUER

Perma-Tune Electronics, Inc., designs, manufactures and distributes ignition control modules which replace original ignition control modules for both high performance and standard automobiles. Perma-


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Tune's products are designed to provide better performance and lower hydrocarbon emissions than original equipment ignition systems.

The ignition control module in an internal combustion engine creates the energy to form the spark which begins the chain reaction of combustion. In conventional automobiles, the ignition control module feeds energy to the ignition coil to amplify that energy. The energy is then distributed by a distributor to the spark plugs which produce the spark to ignite the fuel-air mixture in the combustion chamber.

BUSINESS DEVELOPMENT

The Perma-Tune ignition system was originally designed in 1968 by Dr. Theodore Sturm and Dr. Ferdinand Porsche for the Porsche 911 automobile. The original system was manufactured for Dr. Sturm by Aero Design Products of Newport Beach, California and supplied to the Porsche assembly line in Germany. The original unit design was patented by Dr. Sturm in the United States in 1973. In 1989 Lonnie Lenarduzzi, the president and a principal shareholder of the Company, purchased the Perma-Tune design and patent from Aero Design Products. He then formed Perma-Tune, Inc., a California corporation, to manufacture the system, moving the company's operations to Anaheim, California. In 1993 the assets of the California corporation were transferred to a newly formed Texas corporation, Perma-Tune Electronics, Inc., and the Company was moved to Wylie, Texas. The original patent has expired.

The Company manufactures three levels of equipment: the basic Perma-Tune, the "Coilless" Perma-Tune and the "Digital Fire" Perma-Tune. The basic Perma-Tune unit can be adapted to any internal combustion engine that utilizes a spark plug. The unit is designed to be installed with relative ease. The basic unit replaces the automobile's ignition control module utilizing the automobile's existing coil. The Company presently manufactures basic units which have been designed for nine automobile models including those of Porsche and Mercedes Benz. The Company is developing additional units for four Toyota models, two Honda models and two Mercedes Benz models.

The "Coilless" Perma-Tune replaces both the automobile's original ignition control module and its coil, and is housed in one unit. The "Coilless" Perma-Tune, while similar to the original model, is more sophisticated, yet less complex. The "Coilless" model is lighter, takes up less space than the basic unit and is easily installed. Because of its simplicity, the Company believes that the "Coilless" model is more reliable than original equipment ignition control modules with coils. Each of the Company's conventional ignition systems can be transformed into a Coilless version. The basic product line was designed to be flexible so that with one or more assembly processes a unit can fit a Mercedes or a Honda. Therefore, with a minimal investment in parts and a half hour of manpower, an additional few hundred dollars can be added to the Company's profit on a unit.

The Company's "Digital Fire" model is designed for "off road" or racing cars. It uses miniaturized solid state electronics, replacing bulky hardware with firmware that can be updated utilizing new software that can be downloaded from the Internet. Futhermore, new miniaturized digital encoder technology replaces bulky, old analog sensors making installation simple. The "Digital Fire" replaces the original ignition control module, coil, computer and distributor (if a mechanical distributor is present). The Company currently manufactures three models of the "Digital Fire" for four and six cylinder engines. Each unit is adaptable

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with existing software (single plug for four and six cylinder engines, and dual plug for some six cylinder engines). The Company is currently developing adaptable software for eight cylinder engines.

The Digital Fire has two kinds of software: one is specific for the kind of car in which it is used; and the other tells the unit what to do (i.e., how to fine tune the vehicle for maximum performance given a specific set of variables).

The "Digital Fire" equipment is hardwired into the automobile and is monitored and controlled by an external computer. The equipment is reprogramable using any computer system without the need for special software. It may also be reprogrammed using a "PDA" (personal digital assistant, such as the Palm Pilot professional model manufactured by 3Com Industries). The "Digital Fire" appeals to the weekend auto enthusiast or semi-professional who seeks to improve the engine performance of his racing or other "off road" vehicle.

The wholesale prices for the major Perma-Tune models range from $136 to $998 as follows:




         MODEL                          PRICE
         -----                          -----
         911 and 911E units             $136
         911SC units                    $188
         Coilless units                 $302
         Digital Fire units             $998

The Perma-Tune unit is readily mass-produced using molds to make customized connectors for plug-in installation. The Perma-Tune system reduces hydrocarbon emissions by 20 to 80 percent, while delivering performance increases of 10 to 60 percent in horsepower and torque compared to original equipment ignition control modules. Tests to determine these performance increases and reduction of hydrocarbons were performed at three independent dynamometer facilities (Norwood Autocraft in Dallas, Texas and Team Dynojet in Garland, Texas and Area 51). Each report represents the compilation of approximately 25 test runs. These tests were performed on three different engines using identical dynamometers. The tests compared the Perma-Tune system with the most popular competitors' ignition system on identical V-8 engines. The models used were the Perma-Tune Coilless Model and Autotronics' MSD 6AL Model. Company personnel did not participate in any way in the independent testing. Bob Norwood, a race engine designer known in Ferrari racing circles, was one of the drivers doing actual testing. Toyota Motor Company conducted independent testing of the Perma-Tune system under control of Toyota Racing and Development. Company personnel did not participate in any way in the independent testing. This report is the result of 12 test runs comparing the Toyota original equipment and the Perma-Tune Digital Fire Ignition.

Other sources of performance data include state emission tests and results taken before and after Perma- Tune installations. This data was provided by customers of the Company and has not been independently verified.

The Company is managed by Mr. Lenarduzzi and his wife Linda Decker. He is president and chief executive officer of the Company. He has had 18 years of experience in designing and manufacturing

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Perma-Tune products. Ms. Decker is a director, secretary and a principal shareholder of the company. Her background includes publicity, marketing and product line management expertise.

The Company believes that large, unexploited domestic and foreign markets exist for its products. The Company is presently negotiating with major automobile manufacturers who have expressed an interest in including Perma-Tune products as original equipment in their automobiles.

In 1999 the Company produced an average of 100 units per month. As of April 2000, production is 200 units per month. The Company conservatively projects production of at least 450 units per month by the end of 2001. The Company's existing facilities are capable of producing a maximum of 4,000 units per month by adding additional assembly stations and operating three shifts per day for five days per week.

ADDITIONAL BUSINESS DEVELOPMENTS

The Company's expansion of market share and growth will depend on the success of three separate factors: educational and marketing efforts with wholesalers; possible endorsement by federal regulatory bodies for the pollution-reducing attributes of its product on federal highways; and increased concern by consumers for performance, fuel economy and reduced pollution.

COMPETITION WITH THE DIGITAL FIRE MODEL

Although the Digital Fire unit is presently available for four and six cylinder engines, the Company believes that the major market is for four cylinder racecars. Only Porsche still has a six cylinder engine model. The Digital Fire operates independent of a distributor ignition system. The basic Digital Fire can be upgraded to control fuel injection, throttle body servo (drive by wire) and electro-hydraulic valve functions solely by the addition of software. Since changes to the manufacturing process of the Digital Fire unit are not required to provide these upgrades, the units can be mass produced, stored and then configured with new software in response to specific purchase orders.

The Company's products are affordable and directed to racing hobbyists with disposable income who drive four cylinder vehicles. The Company believes that this is the fastest growing segment of the auto racing industry. The following comparison only utilizes the stand alone, distributorless ignition aspect of the Digital Fire.

Motec, a major competitor of the Company, is an Australian manufacturer marketing specifically to the high end professional auto racing world. While the Motec model M4 enables the race team to alter engine parameters for optimum performance to satisfy any set of variables at the race track, it requires highly skilled mechanics to install the hard-wired system. Any modification or electronic update to the M4 requires hardware replacements. The Motec product retails for $4,100 to $5,000 compared to the Digital Fire, which has a retail sales price of $1,500.

Electromotive, another competitor, has the same hardwire installation and update requirements as Motec. The price of its HPVI product is comparable to the Digital Fire but it has only three programming settings making the product less versatile. Although the HPV 3A model compares to Motec in its level of complexity, the Company believes that it is a more difficult program to use than that of the Digital Fire. It is also more expensive than the Digital Fire.

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The Company believes that the Digital Fire permits the affordable upgrade to a
"high tech" engine while being easy to install. The wholesale price is $998 and the retail price is $1,500 for a complete unit. No fabrication is required, eliminating the costs associated with competing products. Installation of the Digital Fire is done with hand tools and can be accomplished by an automotive hobbyist. Competitive systems require precision fabrication and installation of components by trained mechanics. Once the Digital Fire is installed, it can be upgraded by adding software, hardware or both to the existing system. Competitors' products require the replacement of existing systems to update or reconfigure their systems.

Easy programming is the Digital Fire's most important feature. While competitive products require knowledge of complex software and a sophisticated computer to program their systems, the Digital Fire can be programmed with a Palm Pilot. The Digital Fire may be programmed by persons with average computer skills. Upgrades and add-ons, which customize the Digital Fire, can be effected with a desk top computer, lap top computer or Palm Pilot. The Digital Fire can be connected via the Internet to retailers of Perma-Tune products for upgrade and diagnostic purposes. With the Palm Pilot model Palm VII Connected Organizer, users will also be able to sample new Digital Fire programs and receive engine analysis services while the vehicle is being driven on the race track. The Company believes that it is the first company to utilize the potential of the Palm Pilot in the automotive after market industry.

By contrast, competing products use proprietary programming technology that requires the user to purchase expensive software to program their systems. The Digital Fire uses the industry standard RS232 communication protocol so that users can produce additional software that can interface with the Digital Fire. While the software used to program the Digital Fire is "open architecture", the operating system can only be modified by the Company. This strategy encourages innovation and adaptation of the Company's system by its users while allowing the Company to resell the user- developed software under its own name, thus avoiding expenses associated with software development. The right to such user-developed software would be exclusive to the Company. The Company believes that software will become its most lucrative product line.

Both the MSD product line made by Autotronic Controls and the Jacobs product line produce distributor- type ignition systems that compete with the Perma-Tune Coilless and conventional ignitions, but not with the Digital Fire line. Whereas the Perma-Tune replaces the existing ignition system, the competitors' models work with the existing vehicle ignition systems. These models are more costly and their performance has proven inferior to the Perma-Tune in independent dynamometer tests.

Jacobs is the only other ignition manufacturer that produces two models similar to the Perma-Tune Coilless units. The Company believes that both models are inferior in performance to the Perma-Tune Coilless unit.

INTELLECTUAL PROPERTY

The Company utilizes proprietary technology that includes processes for manufacturing ignition system components, concepts that relate to combustion ignition systems and for separate products. The Company presently utilizes trade secret law to protect this intellectual property and it is in the process of preparing at least one patent application. The original patent for the Perma-Tune expired in 1990.

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With respect to some of its technology, the Company has chosen not to seek patent protection but rather will maintain such technology as trade secrets. This decision is based upon the Company's desire not to make the necessary public disclosure of its technology that would be required when a patent is granted. Patent protection only exists for seventeen years in the United States and a United States patent does not protect against use by persons in foreign countries. Foreign patents only protect against duplication in countries where patents are obtained and do not protect against pirating in other countries.

Some of the Company's innovations are of a nature that they may not be protectable with trade secrets alone, but will require patent protection. The Company believes that some of its technology will be better protected through the patent process and it intends to seek patents for that technology. At least one such Perma-Tune innovation is currently being prepared for patent application. After it has been filed the Company will have the option of either having a patent issue or allowing the application to be abandoned and maintaining the invention as a trade secret.

The Company plans to make five to ten patent applications before the end of the year 2000. It takes on the average one and one-half to two years for patent issuance after an application is filed. A patent protects against infringement by manufacture, use or sale of the patented technology or item. Foreign applications must be made within one year of the U.S. patent application filing date. The Company has been advised that foreign protection is available for much of Perma-Tune's technology. To date the Company has not sought foreign patents that would serve to protect its technology solely within the country granting its patent. A U.S. patent protects against importation of infringing products into the U.S. market.

SALES STRATEGY

As of the date of this registration statement, the Company's marketing has consisted of advertising by its wholesale distributors via catalogs, printed advertisements, promotional events and the Internet.

The Company believes that new software modifications available in the automotive after-market will create additional sales. The Company also believes that it is easier to sell an upgrade for an existing system than to sell a completely new system in order to achieve the same goal.

The Company intends to further develop its distribution channels by providing personal technical training for salespeople in connection with the introduction of new products. The Company plans to hire a public relations firm to assist in increasing public awareness of Perma-Tune and its products.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

FORWARD LOOKING STATEMENTS

This Form 10-SB contains forward looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward looking statements include statements regarding the Perma-Tune and Digital Fire product lines and the Company's strategy. Actual events or results could differ materially from those discussed in the forward

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looking statements as a result of various factors including, without limitation, the factors set forth below and elsewhere herein.

The following discussion should be read in conjunction with the Financial Statements and notes thereto included herein.

OVERVIEW

Since its inception, the Company has focused on the production, research and development of Porsche and Ferrari high performance ignition systems. The Company's principal source of revenue has been from the Porsche repair parts product line. In 1997 the Company began development of new product lines to supply many repair and performance parts for a variety of cars and trucks.

NEW PRODUCTS

The Company plans to make the following inventions the basis of new product lines.

THE NEW PERMA-TUNE

The Rev. F Perma-Tune is the result of technology the company developed to replace the original Perma-Tune design. The product can be expanded to Mercedes, Honda and Toyota cars and trucks. The new Perma-Tune product is both a repair part and a performance/fuel economy enhancement for Ferrari, Porsche, Mercedes, Honda and Toyota vehicles. The Company intends to continue trade secret protection of the Perma-Tune product line. The Company may file a patent application, copyright and or trade secret protection on some aspects of Perma-Tune products for use on General Motors and Ford vehicles.

THE DIGITAL FIRE

Digital Fire is the Company's newest product line designed for racecars only. It competes with the makers of sophisticated engine control systems. The Company has delayed the introduction of the Digital Fire product line until it can raise additional capital. During this delay, the Company has continued development of the product line with the recent addition of Palm Pilot interface software. Management believes that the Digital Fire Palm Pilot software creates an affordable and sophisticated engine control system that may have mass-market appeal. The Company is waiting until it has sufficient inventory before introducing this product line.

The Company has designed the Digital Fire product line that generates revenue in the manufacturing of hardware and software. The Digital Fire involves two kinds of software akin to the desktop computer. The Digital Fire Operating System
(DFOS) is like Windows to a desktop computer and the Palm Pilot software is like a word processor.


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For the Digital Fire, DFOS is the software that determines if the unit is a four cylinder, six cylinder or eight cylinder product. This software configures the Digital Fire for what kind of car it will be used on but not what to do. The ability to change the "to do" instructions are intended to fine tune the engine for maximum performance given any different set of variables at the race track. During the last step of manufacture for each unit, a special chip containing the DFOS is inserted that determines which type of Digital Fire the unit will be. Simply programming new DFOS can create new features and products. This software is not retrievable from any unit and it is proprietary. It cannot be altered once the unit is completely assembled.

The Digital Fire Programming Software (DFPS) is the software that allows the user to program the Digital Fire. This software can be continuously upgraded and customized like Word or any other user interface. This software resides in a Palm Pilot personal organizer. It is very inexpensive, easy to use, and is connected to the Internet via the desktop computer or the new Connected Palm Pilot. The Company intends to continue developing new DFPS designed for distribution through the Internet or compact disk. The open architecture design of the Digital Fire may allow the Company to reduce DFPS development costs by acquiring software developed by freelance programmers.

NEW PRODUCT RESEARCH AND DEVELOPMENT: THE PLASMA INJECTOR

In 1997 the Company conducted a research project on behalf of the Laurence Livermore National Laboratory and the US Navy to develop a special ignition system for reasons not revealed to the Company. The Company provided prototype units in 1998 and retained all rights to the intellectual property created in their manufacture. In 1999 the Company continued its research on the same project under a purchase order from the US Navy Surface Weapons Research Center and created the Plasma Injector. The Company has manufactured seven Plasma Injectors. One was sold to the Navy and the other six are being evaluated for possible use in automotive, space and industrial applications. Management intends to conduct more Plasma Injector research in combination with the Digital Fire during 2000 to create new product lines.

In February 2000 the Company began a dialogue with the Plasma Science and Technology Center at the Massachusetts Institute of Technology to incorporate the Plasma Injector into MIT's Plasmatron. The Plasmatron is an experimental device that reduces auto emissions by removing the danger of using clean burning but volatile hydrogen to power vehicles. It works by splitting hydrogen atoms from conventional petroleum just fast enough for the engine to consume it thereby eliminating the need to store hydrogen fuel onboard the vehicle.

In June 2000 the Company began a dialogue with Bechtel Nevada to incorporate the Plasma Injector in their equipment for use in a research program for the U. S. Department of Energy.

MARKETING STRATEGY

Management intends to seek the professional assistance of a public relations firm in the planning and implementation of new product marketing strategy. The Company will continue to foster word of mouth


                                       11
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advertising and will continue to conduct sales training activities for the
Company's distributors.

The short-term strategy is to begin shipment of products for Mercedes Benz automobiles. The Company has some of these products in inventory and is prepared to produce more. A distribution network for these parts has already been established. The Company has potential orders pending distribution of product samples and price lists.

The interim marketing strategy is to develop products for Honda and Toyota autos in the last quarter of 2000, and then develop the market for Perma-Tune products for domestic automobiles in 2001. Most of the Company's distribution network already includes Asian car parts. The Company believes there is interest in Perma-Tune repair parts for Toyotas because there is currently no aftermarket supply available.

In 1999 the Company began negotiations with Toyota Racing Development (TRD) for distribution of the Perma-Tune product line through TRD catalogs and TRD retail shops located inside Toyota new car dealerships. The Company has demonstrated its applicable technology to TRD. TRD engineering has approved the basic design. Pending contract negotiations for start up and tooling costs, the Company has agreed to manufacture product for distribution under the TRD name.

2005 PLAN

Management intends to expand its market globally. The Company plans to combine the Digital Fire and Plasma Injector technology into a new product line to allow car manufacturers to meet new, stricter EPA air pollution standards.

MANUFACTURING OVERVIEW

Management has prepared for rapid growth. The Company's manufacturing technique is flexible because of its modular design and it can respond easily to customer demand. Modules can be mass-produced and then assembled to meet changing purchase orders. Production can be increased and new products introduced readily. Currently the Company is operating at a small percentage of its manufacturing capacity.

COMPARISON OF OPERATING RESULTS

In 1999, the Company experienced 20.1% sales growth as gross sales increased from $204,368 in 1998 to $245,500. A total of 885 units were sold in 1998 at an average price of $231. A total of 1,219 units were sold in 1999 at an average price of $201. This decrease in average price per unit sold was due primarily to an increase in sales for the two most popular products which have a lower than average sales price.

Gross profit in 1999 was $115,507. Gross profit in 1998 was $93,860. As a percentage of sales, gross profit increased in 1999 to 47% from 46% in 1998. The Company plans to sub contract labor-intensive operations to increase its gross profit margin and to allow for rapid growth. The Company will ultimately retain control over production of the Perma-Tune product line by manufacturing the key components itself.

General and administrative (G & A) expenses were $134,094 and $156,551 in 1999 and 1998, respectively. As a percentage of sales, G & A expenses decreased to 54.6% from 76.6%. The figures for both 1999 and 1998 are unusually high by percentage. The major components of this atypical result are extra salaries and wages (with related payroll taxes) for Company personnel to carry out research and development work and an increase in accounting and legal costs. All of these expenses increased as a percentage of gross sales to enable management to attempt a public offering.

Interest expense decreased from $16,390 in 1998 to $5,990 in 1999. This was the direct result of a decrease in its debt level. Debt that incurred interest charges, decreased from $100,000 at December 31, 1998 to $54,500 at December 31, 1999.

Since the company incurred net losses for both 1998 and 1999, there was no income tax liability for either year. The company has a net operating loss carry-forward available in the amount of $164,210 to be offset against future income through the year ending 12/31/10. The majority of this net operating loss carry-forward, $134,412, has occurred in the last three years. This was the direct result of increased R & D costs for developing new products as well as the costs associated with the public offering that will fund the mass production of all product lines.

Y2K issues for the company's computer operations were limited to upgrading its accounting software, this has been completed. None of the company's product utilizes date sensitive programming.

LIQUIDITY AND CAPITAL RESOURCES

Operating capital was primarily provided from 1) the revenues provided by the operations of Perma-Tune Electronics, 2) shareholder loan and 3) sale of additional common stock.

STOCK OFFERING

Management made a stock offering under Rule 504 of Regulation D of the Securities and Exchange Commission (SEC) to begin mass production of its products by raising the maximum amount of money under this rule, $1 million. Management issued 122,700 shares in the Rule 504 offering and will consider a future offering when appropriate.

During 1998 and 1999 the NASD made rule changes that made it advisable for the Company to file a Form 10-SB. Preparation of the Form has caused the Company to be delayed in raising money from the public stock offering. The fiscal years 1998 and 1999 are to be audited in accordance with GAAP and SEC rules in preparation of a form 10-SB. Management expects the audit to be completed in the first quarter of 2000 and the form 10-SB to be filed with the SEC during the third quarter of 2000.

Inventory at 12/31/99 was $38,783. Inventory at 12/31/98 was $23,563. This increase was purposeful and intended to increase the company's goods available for sale as a response to increasing unit sales volume.

The Company currently had a $25,000 line of credit with an outstanding balance at December 31, 1999 of $4,500. The balance was paid and the credit line closed prior to June 30, 2000.


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

Proceeds from the exercise of warrants are planned to fund production tooling and start up costs of the Honda and Toyota products lines. The Company plans to manufacture the required tooling estimated at $35,000 in materials and 560 man hours. There may be other costs associated with attaining the California Air Resources Board certification for the Honda and Toyota product lines.

ITEM 3. DESCRIPTION OF PROPERTY

The issuer leases 3,200 square feet of space for manufacturing and administrative activities in Wylie, Texas, a suburb of Dallas, at $1,250 per month. The lease expires on May 31, 2003.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as of March 31, 2000, with respect to the beneficial ownership of the common stock by (i) each director and officer of the Company, (ii) all directors and officers as a group and (iii) each person known by the Company to own beneficially 5% or more of the common stock:

NAME AND ADDRESS                            OF SHARES OWNED            % OF CLASS
BENEFICIAL OWNER                            BENEFICIALLY(1)               OWNED
----------------                            ---------------            ----------
Lonnie Lenarduzzi                           1,566,600(2)               72.9%
111 South Birmingham St.
Wylie, Texas 75098

Linda Decker                                1,566,600(2)               72.9%
111 South Birmingham St.
Wylie, Texas 75098

Larrie Lenarduzzi                           6,000(3)                            *
6236 Tourelle Drive
Highland Heights, Ohio 44143

Wayne Robertson                             78,764                     3.68%
2652 No. McDermott Road
Kuna, Indiana 83634

Harold Smith                                78,764                     3.68%
5401 Calumet Drive
Plano, Texas 75023

Newport Capital Consultants                 225,000                    10.5%
78740 Runaway Bay
Bermuda Dunes, California 92201

All Officers and Directors
as a Group (5 persons)                      1,730,128                  80.7%
-------------
*Less than 1%

     (1) The number of shares of common stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of common stock as to which a person has sole or shared voting or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right. As of March 31, 2000, there were 2,142,700 shares of common stock outstanding. As of such date there were no outstanding warrants to purchase shares of common stock, exercisable until December 31, 2000 at $2.00 per share.

     (2) Lonnie Lenarduzzi and Linda Decker hold these shares as tenants in common. They are husband and wife.

     (3) Includes 4,500 shares issuable upon exercise of warrants.

CHANGES IN CONTROL

The Company does not anticipate any changes in control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND OFFICERS

The Directors and Officers of the Company are as follows:

NAME                                AGE     POSITION                            SERVED AS A DIRECTOR SINCE:
----                                ---     --------                            ---------------------------
Lonnie Lenarduzzi          45       President, Chief Executive Officer          1989
                                    and Director

Linda Decker               43       Secretary, Chief Marketing Officer          1989
                                    and Director

Larrie Lenarduzzi          42       Director                                    1989

Wayne Robertson            47       Director                                    1989

Harold "Red" Smith         67       Director                                    1989

LONNIE LENARDUZZI, President, Chief Executive Officer and Director received an associate degree from the Pittsburgh Institute of Aeronautics (PIA) and worked in the machine tool industry where he specialized in robotic manufacturing systems for the Mazak Machine Tool Company. This experience allows him to function as a designer of new products for the Company. As manufacturing engineer for Aero Design Products, Inc. (1982-1989) he was responsible for the original production of Perma-Tune. His first innovative design was the development of a solid state ignition system for the aircraft engine based on the Perma-Tune design.

When Aero Design Products, Inc. was liquidated in 1989, Mr. Lenarduzzi purchased the Perma-Tune product line. In 1990 he gained certification from Northrop for manufacturing excellence in producing their military ignition system and he invented the Coilless ignition system.

Since moving the Company to Wylie, Texas, Mr. Lenarduzzi has continued to invent and design automotive products for the Company.

LINDA DECKER, Corporate Secretary and Director had a 15 year career with IBM Corp. in marketing and product line management before starting the Company. Since 1989, she has co-owned the Company and has used her marketing managing expertise for the Company publicity and marketing.

LARRIE LENARDUZZI, Director, is a manufacturing engineer and has been the sales manager in charge of The Micro Finishing product line for Masco Machine Inc., in Cleveland, Ohio. Larrie has an Aerospace Engineering Technology degree from Kent State (1984). He also has an Associate Degree (1981) from the Pittsburgh Institute of Aeronautics. He collaborates with Lonnie on manufacturing techniques. Larrie is the brother of Lonnie Lenarduzzi.

WAYNE ROBERTSON, Director, has been a technician in charge of manufacturing silicone wafers used in computers for the past four and one-half years and is employed by Micron Technologies, Inc. in Boise, Idaho. From 1985 to 1989 he was employed as a manufacturing supervisor at Aero Design Products, Inc. Previously, Wayne worked as an electronics technician on locomotive engines for MK Rail of Boise, Idaho. Wayne assists the Company by installing prototype Perma-Tune units on test vehicles and in evaluating engine dynamometer test results.

HAROLD "RED" SMITH, Director, is an aeronautical engineer with a Bachelor of Science degree from Southwestern Methodist University and a Master of Science degree from the University of Colorado. He is an entrepreneur who owns and operates four companies: R&D Aeronautical (located in Wylie, Texas) manufactures unmanned military aircraft to sell to the United States Air Force and NATO countries; Air Command International (located in Caddo Mills, Texas) manufactures manned gyroplanes in Kit and FAA certified form; Southwest Soaring Inc. (located in Caddo Mills, Texas) is a glider school; and RS Systems Inc. dba Joans Hallmark. (located in Plano, Texas) has seven Hallmark franchises located in the north Dallas area.

All Directors of the Company will hold office until the next annual meeting of the shareholders, and until their successors have been elected and qualified. Officers of the Company are elected by the Board of Directors and hold office at the pleasure of the Board.

ITEM 6. EXECUTIVE COMPENSATION

Compensation paid to Officers and Directors is set forth in the Summary Compensation Table below. The Company may reimburse its Officers and Directors for any and all out-of-pocket expenses incurred relating to the business of the Company.

                           SUMMARY COMPENSATION TABLE

NAME AND
POSITION                                                                        FISCAL YEAR      SALARY
--------                                                                        -----------      ------
Lonnie Lenarduzzi          President, Chief Executive Officer and               1998             $48,623
                           Director                                             1999             $48,765

Linda Decker               Secretary, Chief Marketing Officer and               1998             $   -0-
                           Director                                             1999             $ 2,025


For the fiscal years ending December 31, 2000 it is anticipated that the compensation of Mr. Lenarduzzi and Ms. Decker will remain unchanged.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Lonnie Lenarduzzi has entered into a Licensing Agreement to license to the Company all technology developed by him for $1,000 per year. The licenses have a term of 25 years.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

The Company has authorized 10,000,000 shares of common stock, no par value, of which 2,142,700 shares were issued and outstanding as of March 31, 2000. All presently outstanding shares of the Company's common stock are validly issued, fully paid and non-assessable. The holders of common stock do not and will not have any preemptive or other subscription rights to subscribe for or purchase any additional securities issued by the Company, nor do they have any redemption or conversion rights.

The holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefore. It is highly unlikely that dividends will be paid by the Company in the foreseeable future.

The holders of common stock are entitled to receive on liquidation of the Company a pro rata distribution of the assets of the Company subject to rights of creditors and holders of any preferred stock then outstanding.

WARRANTS

The Company issued warrants to purchase an aggregate of 368,100 shares of common stock in connection with its 504 Offering. (See Part II, Item 4. Recent Sales of Unregistered Securities). Each warrant entitles the holder to purchase one share of common stock for $2.00 until December 31, 2000. Holders of warrants have no rights as shareholders until the warrants are exercised. As of June 30, 2000 20,000 warrants to purchase shares had been exercised and 348,100 warrants remain outstanding.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no "public trading market" for the Company's common stock as that term is defined in Regulation S-B of the Securities and Exchange Commission. "Bid" and "asked" offers for the common stock are listed in the Pink Sheets published by the National Quotation Bureau, Inc. The trading symbol for the common stock is PTUE. On May 30, 2000 the common stock sold for $1.25 per share.

The Company has never paid a dividend on its common stock and does not anticipate the payment of dividends in the foreseeable future.

The Company had outstanding, as of March 31, 2000, warrants to purchase 368,100 shares of common stock, exercisable at $2.00 per share until December 31, 2000. In May 2000 warrants to purchase 20,000 shares were exercised.

All but approximately 130,000 of the Company's outstanding shares are restricted securities, which have been held for in excess of one year and could be sold pursuant to Rule 144 under the Act. Rule 144 permits the sale or restricted securities which have been held for in excess of one year provided that the issuer of the securities has made available public information as provided by the Rule.

Of the total of 2,142,700 shares of common stock outstanding 1,566,600 are held by Lonnie Lenarduzzi and Linda Decker as tenants in common. Because they are affiliates of the Company, any sales under Rule 144 would be limited to 1% of the outstanding shares of common stock or the average weekly reported volume of trading in the shares, whichever is greater.

There were 65 holders of record of the common stock as of June 23, 2000.

ITEM 2. LEGAL PROCEEDINGS

The Company is not a party to any litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company's two most recent fiscal years and any later interim period no principal independent accountant for the Company resigned, declined to stand for reelection or was dismissed.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, the Company issued or sold securities which were not registered under the Securities Act of 1933, as amended, as follows:

On November 8, 1997, the Company commencing an offering (the "504 Offering") of 125,000 units (the "Units"), each Unit consisting of one share of common stock and warrants (the "Warrants") to purchase three shares of common stock for $2.00 per share until December 31, 1999. The Units were offered at $2.00 each. The 504 Offering was made in reliance upon the exemption from registration provided by Rule 504 of Regulation D under the Securities Act of 1933, as amended (the "Act"). The 504 Offering was terminated on April 6, 1999 with the sale of an aggregate of 122,700 Units. As of March 31, 2000, none of such Warrants had been exercised. The Company will issue the shares underlying the Warrants (the "Warrant Shares") in reliance upon the exemption from registration under the Act afforded by Section 4(2) of the Act. The Company will place a legend on the certificates representing the Warrant Shares indicating that they are restricted from sale or transfer unless registered under the Act and the Company will give instructions to its transfer agent restricting their transfer. Warrants to purchase 20,000 Warrant Shares were exercised in May 2000.

No underwriters or agents were involved in any of the sales and no underwriting discounts or commissions were paid by the Company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

In accordance with Section 2.02-1 of the Texas Business Corporation Act the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

The Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, fiduciary or agent or another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence, misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

Otherwise, indemnification is limited to reasonable expenses and shall not be made if the person is found liable for willful or intentional misconduct in the performance of his duty to the Company.

To the extent that a director, officer, fiduciary or agent of a Company has been successful on the merits in defense of any action, suit, or proceeding referred to herein or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under this provision (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director officer, employee, fiduciary or agent is proper in the circumstances because he has met the applicable standard of conduct set forth herein. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs.

Expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized herein, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorized herein.

The board of directors may exercise the Company's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as a such, whether or not the Company would have the power to indemnify him against such liability.

The indemnification provided herein is not exclusive of any other rights to which those seeking indemnification may be entitled under the Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

ITEM 1. FINANCIAL STATEMENTS


ITEM 2. INDEX TO EXHIBITS

     EXHIBIT NO.                        DESCRIPTION OF EXHIBIT
     -----------                        ----------------------
      2.1                               Articles of Incorporation

      2.2                               Amendment to Articles of Incorporation

      2.3                               By-Laws

      2.4                               Warrant to Purchase Common Stock

     23.1                               Consent of Travis, Wolff & Company, L.L.P.


ITEM 3. DESCRIPTION OF EXHIBITS

     EXHIBIT NO.                        DESCRIPTION OF EXHIBIT
     -----------                        ----------------------
      2.1                               Articles of Incorporation

      2.2                               Amendment to Articles of Incorporation

      2.3                               By-Laws

      2.4                               Warrant to Purchase Common Stock

     23.1                               Consent of Travis, Wolff & Company, L.L.P.

                                   SIGNATURES


     In accordance with Section 12 of the Securities and Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Perma-Tune Electronics, Inc.


DATED: September 27, 2000             By: /s/ Lonnie Lenarduzzi
                                         --------------------------------
                                         Lonnie Lenarduzzi, President

                          PERMA-TUNE ELECTRONICS, INC.

                                Table of Contents

--------------------------------------------------------------------------------

                                                                          Page
                                                                        --------
Independent Auditors' Report                                               F-2

Financial Statements:

     Balance Sheets                                                        F-3

     Statements of Operations                                              F-4

     Statements of Stockholders' Equity (Deficit)                          F-5

     Statements of Cash Flows                                              F-6

     Notes to Financial Statements                                         F-7

INDEPENDENT AUDITORS' REPORT
----------------------------


Perma-Tune Electronics, Inc.
Wylie, Texas

We have audited the accompanying balance sheets of Perma-Tune Electronics, Inc. as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perma-Tune Electronics, Inc. as of December 31, 1999 and 1998, and the results of its operations, changes in stockholders' equity (deficit) and cash flows for the years then ended, in conformity with generally accepted accounting principles.




January 21, 2000, except for
Note 7, as to which the date
is April 5, 2000

                          PERMA-TUNE ELECTRONICS, INC

                                 Balance Sheets

--------------------------------------------------------------------------------

                                                           June 30,      December 31,   December 31,
                                                             2000            1999           1998
                                                          -----------    ------------   ------------
                                                          (Unaudited)
ASSETS
CURRENT ASSETS:
   Cash                                                   $    13,158    $    24,752    $    71,831
   Accounts receivable, trade                                  19,971         12,278         20,175
   Inventory                                                   39,507         38,783         23,563
   Prepaid offering costs                                      66,218         43,905             --
   Deposits                                                       160            160            160
                                                          -----------    -----------    -----------
     Total current assets                                     139,014        119,878        115,729
                                                          -----------    -----------    -----------

PROPERTY, PLANT AND EQUIPMENT:
   Molds and tooling                                            5,535          4,250          4,250
   Leasehold improvements                                       3,294            690            690
   Machinery and equipment                                     54,574         50,124         50,124
                                                          -----------    -----------    -----------
                                                               63,403         55,064         55,064
   Less accumulated depreciation                               49,904         48,830         45,638
                                                          -----------    -----------    -----------
                                                               13,499          6,234          9,426
                                                          -----------    -----------    -----------
                                                          $   152,513    $   126,112    $   125,155
                                                          ===========    ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
   Line of credit                                         $        --    $     4,500    $        --
   Note payable - stockholder                                  40,000         50,000        100,000
   Accounts payable, trade                                      2,468         18,308         22,992
   Accrued liabilities                                          4,409         12,693          3,908
                                                          -----------    -----------    -----------
     Total current liabilities                                 46,877         85,501        126,900
                                                          -----------    -----------    -----------
STOCKHOLDERS' EQUITY (DEFICIT):
   Common stock - 10,000,000 shares of  no par stock
     authorized, 2,142,700 issued and outstanding             243,395        183,395        113,400
   Additional paid-in capital                                  15,550         15,550         15,550
   Retained deficit                                          (153,309)      (158,334)      (130,695)
                                                          -----------    -----------    -----------
     Total stockholders' equity (deficit)                     105,636         40,611         (1,745)
                                                          -----------    -----------    -----------

                                                          $   152,513    $   126,112    $   125,155
                                                          ===========    ===========    ===========

    The accompanying notes are an integral part of the financial statements.

                          PERMA-TUNE ELECTRONICS, INC

                            Statements of Operations

--------------------------------------------------------------------------------

                                                                 For the Periods Ended
                                             ------------------------------------------------------------
                                                June 30,        June 30,     December 31,    December 31,
                                                 2000            1999             1999           1998
                                             ------------    ------------    ------------    ------------
                                              (Unaudited)     (Unaudited)
NET SALES                                    $    123,247    $    105,009    $    245,500    $    204,368

COST OF GOODS SOLD                                 67,020          54,947         129,993         110,508
                                             ------------    ------------    ------------    ------------

GROSS PROFIT                                       56,227          50,062         115,507          93,860

OPERATING EXPENSES:
    General and administrative                     45,194          68,374         134,094         156,551
    Depreciation                                    1,075           1,596           3,192           1,544
                                             ------------    ------------    ------------    ------------
                                                   46,269          69,970         137,286         158,095
                                             ------------    ------------    ------------    ------------

PROFIT (LOSS) FROM OPERATIONS                       9,958         (19,908)        (21,779)        (64,235)
                                             ------------    ------------    ------------    ------------

OTHER INCOME (EXPENSE):
    Interest expense                               (3,110)         (3,263)         (5,990)        (16,390)
    Other                                            (936)             --             130              --
                                             ------------    ------------    ------------    ------------
                                                   (4,046)         (3,263)         (5,860)        (16,390)
                                             ------------    ------------    ------------    ------------

INCOME (LOSS) BEFORE FEDERAL INCOME TAX             5,912         (23,171)        (27,639)        (80,625)

Provision for federal income tax                      887              --              --              --
                                             ------------    ------------    ------------    ------------

NET INCOME (LOSS)                            $      5,025    $    (23,171)   $    (27,639)   $    (80,625)
                                             ============    ============    ============    ============

INCOME (LOSS) PER SHARE:
    Basic                                    $      0.002    $     (0.011)   $     (0.013)   $     (0.039)
                                             ============    ============    ============    ============
    Diluted                                  $      0.002    $     (0.011)   $     (0.013)   $     (0.039)
                                             ============    ============    ============    ============


    The accompanying notes are an integral part of the financial statements.

                          PERMA-TUNE ELECTRONICS, INC.

                  Statements of Stockholders' Equity (Deficit)

--------------------------------------------------------------------------------

                                                                                                            Total
                                                 Common Stock             Additional                    Stockholders'
                                           ---------------------------      Paid-in     Accumulated        Equity
                                              Shares         Amount         Capital       Deficit         (Deficit)
                                           ------------   ------------   ------------   ------------    ------------
BALANCE, JANUARY 1, 1998                         10,000   $     20,000   $         --   $    (50,070)   $    (30,070)

   200-for-1 stock split                      1,990,000             --             --             --              --

   Shares sold                                   46,700         93,400             --             --          93,400

   Contribution of additional capital                --             --         15,550             --          15,550

   Net loss                                          --             --             --        (80,625)        (80,625)
                                           ------------   ------------   ------------   ------------    ------------

BALANCE, DECEMBER 31, 1998                    2,046,700        113,400         15,550       (130,695)         (1,745)

   Shares sold                                   76,000         31,995             --             --          31,995

   Warrants exercised for stock                  20,000         38,000             --             --          38,000

   Net loss                                          --             --             --        (27,639)        (27,639)
                                           ------------   ------------   ------------   ------------    ------------

BALANCE, DECEMBER 31, 1999                    2,142,700   $    183,395   $     15,550   $   (158,334)   $     40,611
                                           ============   ============   ============   ============    ============


    The accompanying notes are an integral part of the financial statements.

                          PERMA-TUNE ELECTRONICS, INC.

                            Statements of Cash Flows

--------------------------------------------------------------------------------

                                                                               For the Periods Ended
                                                             ------------------------------------------------------------
                                                                June 30,        June 30,     December 31,    December 31,
                                                                 2000            1999            1999             1998
                                                             ------------    ------------    ------------    ------------
                                                              (Unaudited)    (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                          $      5,025    $    (23,171)   $    (27,639)   $    (80,625)
                                                             ------------    ------------    ------------    ------------

    Adjustments to reconcile net income (loss)
    to net cash used in operating activities:
      Depreciation                                                  1,075           1,596           3,192           1,544
      Changes in operating assets and liabilities:
         (Increase) decrease in  trade accounts receivable         (7,693)          4,781           7,897          (4,844)
         Increase in inventory                                       (724)         (7,151)        (15,220)        (10,367)
         Increase in prepaid offering costs                       (22,313)             --         (43,905)             --
         Increase (decrease) in accounts payable                  (15,840)        (17,193)         (4,684)          3,178
         Increase (decrease) in accrued expenses                   (8,284)          3,528           8,785             968
                                                             ------------    ------------    ------------    ------------
             Total adjustments                                    (53,779)        (14,439)        (43,935)         (9,521)
                                                             ------------    ------------    ------------    ------------

    Net cash used in operating activities                         (48,754)        (37,610)        (71,574)        (90,146)
                                                             ------------    ------------    ------------    ------------

 CASH FLOWS USED IN INVESTING ACTIVITIES:
    Acquisition of property and equipment                          (8,340)             --              --          (4,032)
                                                             ------------    ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt                                         --              --              --         100,000
  Repayments of long-term debt                                    (10,000)        (35,500)        (50,000)         (8,755)
  Net proceeds (repayments) from line of credit                    (4,500)             --           4,500         (23,935)
  Proceeds from sale of stock                                      60,000          69,995          69,995          93,400
                                                             ------------    ------------    ------------    ------------

    Net cash provided by financing activities                      45,500          34,495          24,495         160,710
                                                                             ------------    ------------    ------------

INCREASE (DECREASE) IN CASH                                       (11,594)         (3,115)        (47,079)         66,532

Cash, beginning of period                                          24,752          71,831          71,831           5,299
                                                             ------------    ------------    ------------    ------------

Cash, end of period                                          $     13,158    $     68,716    $     24,752    $     71,831
                                                             ============    ============    ============    ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
     Interest                                                $      1,791    $      4,151    $      7,239    $     13,889

    The accompanying notes are an integral part of the financial statements.

                          PERMA-TUNE ELECTRONICS, INC.

                          Notes to Financial Statements
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

Perma-Tune Electronics, Inc. (the "Company") is a Texas corporation that was incorporated in 1993. The Company is engaged in the manufacture and sale of high performance automobile ignition systems for distribution throughout the United States and Canada.

TRADE ACCOUNTS RECEIVABLE

The Company provides for uncollectible receivables using an allowance for doubtful accounts. As of December 31, 1999 and 1998, the Company considers all receivables fully collectible and, as such, no allowance is included in trade accounts receivable.

INVENTORIES

Inventories are valued at the lower of cost or market with cost being determined using the first-in, first-out method and consist of the following at December 31:

                                             1999      1998
                                           -------   -------

                    Raw materials          $27,500   $22,280
                    Work in process          2,679     1,283
                    Finished goods           8,604        --
                                           -------   -------

                                           $38,783   $23,563
                                           =======   =======

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and are depreciated or amortized over the estimated useful lives and methods as summarized below:


      Asset Type                      Estimated Life                  Method
------------------------------   -------------------------   -------------------------
Molds and tooling                        5 years                   Accelerated
Leasehold improvements                 5 - 7 years                 Accelerated
Machinery and equipment                 Lease term                Straight-line

                          PERMA-TUNE ELECTRONICS, INC.

                          Notes to Financial Statements
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT - (CONTINUED)

Maintenance and repairs are expensed when incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of assets sold, or otherwise disposed of, and the related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Depreciation expense for the years ended December 31, 1999 and 1998, was $3,192 and $1,544, respectively.

FEDERAL INCOME TAXES

Deferred taxes are calculated on temporary differences resulting from different financial and income tax reporting methods used to recognize income and expenses. These differences result primarily from methods used to calculate depreciation and the allowance for doubtful accounts.

CONCENTRATION OF RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash.

For the year ended December 31, 1999, four customers accounted for 18%, 13%, 12% and 10%, respectively, of net sales. These four customers also accounted for approximately $1,800 (14%) of trade accounts receivable.

For the year ended December 31, 1998, four customers accounted for 21%, 13%, 12% and 10%, respectively, of net sales. These four customers also accounted for approximately $12,050 (60%) of trade accounts receivable.

                          PERMA-TUNE ELECTRONICS, INC.

                          Notes to Financial Statements
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

EARNINGS (LOSS) PER SHARE

Earnings per share is calculated by dividing the income (loss) available to common stock (the numerator) by the weighted average number of shares of common stock outstanding during the period (the denominator). The weighted average number of shares outstanding at June 30, 2000, and 1999 were 2,218,114 and 2,088,811, respectively. The weighted average number of shares outstanding at December 31, 1999, and 1998 were 2,115,862 and 2,020,109, respectively.

STATEMENTS OF CASH FLOWS

For purposes of the statements of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1999 and 1998, there were no cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements at, and during the reporting periods. Actual results could differ from these estimates.

PREPAID OFFERING COSTS

Legal and professional fees associated with the cost of registering company stock have been classified as prepaid and will be offset against equity raised through the offering process in the first half of 2000.


NOTE 2 - INCOME TAXES

At December 31, 1999 and 1998, and for the years then ended, the Company has incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $164,200 and $140,600 at December 31, 1999 and 1998, respectively, and will expire in the years 2011 through 2019.

                          PERMA-TUNE ELECTRONICS, INC.

                          Notes to Financial Statements
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 2 - INCOME TAXES - (CONTINUED)

The provision for federal income tax consists of the following for the years ended December 31:

                                             1999               1998
                                      ----------------   ----------------

Current (provision) benefit           $             --   $             --
Deferred (provision) benefit                        --                 --
                                      ----------------   ----------------

                                      $             --   $             --
                                      ================   ================


Deferred income taxes consist of the following at December 31:

                                                      1999                 1998
                                                ----------------    ----------------
Current:
   Deferred tax assets                          $             --    $             --
   Deferred tax asset valuation allowance                     --                  --
                                                ----------------    ----------------

                                                $             --    $             --
                                                ================    ================

Non-current:
   Deferred tax assets                          $         24,630    $         21,090
   Deferred tax asset valuation allowance                (24,630)            (21,090)
   Deferred tax liabilities                                   --                  --
                                                ----------------    ----------------

                                                $             --    $             --
                                                ================    ================


NOTE 3 - LINE OF CREDIT

The Company has a $25,000 line of credit with a bank that is collateralized by the Company's accounts receivable, inventory and equipment. The line requires monthly payments of accrued interest with the principal due April 5, 2000. At December 31, 1999, the outstanding principal balance was $4,500 and interest was accrued at 11%. The line is guaranteed by the president and another stockholder.

                          PERMA-TUNE ELECTRONICS, INC.

                          Notes to Financial Statements
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has a loan from a stockholder that is collateralized by a second lien on inventory. The loan accrues interest at 10% with interest payments to be made quarterly. The balance of $50,000 at December 31, 1999 is classified as a current liability because the note is payable by December 31, 2000 unless the terms are renegotiated.

The Company has a license agreement with its President whereby it has acquired all rights to patents, trademarks, technical information and trade secrets through November 30, 2021 by payment of a yearly license fee of $1,000.


NOTE 5 - COMMITMENTS

The Company leases its office and production facilities under a non-cancelable operating lease through May 2000. Lease expense was $15,000 for each of the years ending December 31, 1999 and 1998.


NOTE 6 - WARRANTS

On December 8, 1997, the Company issued an offering circular for 125,000 units priced at $2 per unit. Each unit purchased entitled the investor to one share of common stock and three stock purchase warrants. Each warrant entitled the holder to purchase one share of stock for $2. The warrants were to expire on December 31, 1999. However, the expiration date has been extended to December 31, 2000. At December 31, 1999, there are 348,000 warrants outstanding.


NOTE 7 - SUBSEQUENT EVENT

On April 3, 2000, the Company sold an additional 150,000 shares of common stock.


NOTE 8 - INTERIM FINANCIAL STATEMENTS AND RELATED INFORMATION

The balance sheet at June 30, 2000, the income statements for the six months ended June 30, 2000 and 1999, and the information included herein to the notes for those periods, have not been audited. It is management's opinion that all necessary and recurring adjustments have been made in order that the above referenced financial statements are not misleading.